Exhibit (k)(2)

ADMINISTRATION AGREEMENT

THIS ADMINISTRATION AGREEMENT (this “Agreement”), dated as of [•], 2021 is entered into by and between KKR Real Estate Select Trust Inc., a Maryland corporation (the “Fund”), and KKR Fund Administration LLC, a Delaware limited liability company (the “Administrator”).

WHEREAS, the Fund is a newly organized closed-end management investment fund registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Fund desires to retain the Administrator to provide administrative services to the Fund in the manner and on the terms hereinafter set forth; and

WHEREAS, the Administrator is willing to provide administrative services to the Fund on the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Fund and the Administrator hereby agree as follows:

1. Duties of the Administrator.

(a) Employment of Administrator. The Fund hereby retains the Administrator to act as administrator of the Fund, and to furnish, or arrange for others to furnish, the administrative services, personnel and facilities described below, subject to review by and the overall control of the Board of Directors of the Fund (the “Board of Directors”), for the period and on the terms and conditions set forth in this Agreement. The Administrator hereby accepts such retention and agrees during such period to render, or arrange for the rendering of, such services and to assume the obligations herein set forth subject to the reimbursement of costs and expenses provided for below. The Administrator shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized herein, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

(b) Services. The Administrator shall perform (or oversee, or arrange for, the performance of) the administrative and compliance services necessary for the operation of the Fund, including, but not limited to, maintaining financial records, filing of the Fund’s tax returns, overseeing the calculation of the Fund’s net asset value, compliance monitoring (including diligence and oversight of the Fund’s other service providers), preparing reports to the Fund’s shareholders and reports filed with the Securities and Exchange Commission (the “SEC”), preparing materials and coordinating meetings of the Board of Directors, managing the payment of expenses and the performance of administrative and professional services rendered by others, providing office space, equipment and office services, and such other services as the Administrator, subject to review by the Board of Directors, shall from time to time determine to be necessary or useful to perform its obligations under this Agreement. The Administrator shall also, on behalf of the Fund, conduct relations with sub-administrators, custodians, depositories, transfer agents, dividend disbursing agents, other shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable in fulfilling its administrative duties. The Administrator shall make reports to the Board of Directors of its performance of its obligations hereunder and furnish advice and recommendations with respect to such other aspects of the business and affairs of the Fund as it shall determine to be desirable; provided that nothing herein shall be construed to require the Administrator to, and the Administrator shall not, in its capacity as Administrator pursuant to this Agreement, provide any advice or recommendation relating to the securities and other assets that the Fund should purchase, retain or sell or any other investment advisory services to the Fund. For the avoidance of any doubt, the parties agree that the Administrator is authorized to enter into sub-administration agreements as the Administrator determines necessary in order to carry out the services set forth in this paragraph, subject to the prior approval of the Fund.

2. Records. The Administrator agrees to maintain and keep all books, accounts and other records of the Fund that relate to activities performed by the Administrator hereunder and will maintain and keep such books, accounts and records in accordance with the Investment Company Act. The Administrator may delegate the foregoing responsibility to a third party with the consent of the Board of Directors, subject to the oversight of the Administrator and the Fund. In compliance with the requirements of Rule 31a-3 under the Investment Company Act, the Administrator agrees that all records which it or its delegate maintains for the Fund shall at all times remain the property of the Fund, shall be readily accessible during normal business hours, and shall be promptly surrendered upon the termination of the Agreement or otherwise on written request. The Administrator further agrees that all records which it or its delegate maintains for the Fund pursuant to Rule 31a-1 under the Investment Company Act will be preserved for the periods prescribed by Rule 31a-2 under the Investment Company Act unless any such records are earlier surrendered as provided above. Records shall be surrendered in usable machine-readable form. The Administrator shall have the right to retain copies of such records subject to observance of its confidentiality obligations under this Agreement.

3. Confidentiality. The parties hereto agree that each shall treat all information provided by each party to the other regarding its business and operations. All confidential information provided by a party hereto, including nonpublic personal information (regulated pursuant to Regulation S-P), shall be used by any other party hereto solely for the purpose of rendering services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party, without the prior consent of such providing party. The foregoing shall not be applicable to any information that is publicly available when provided or thereafter becomes publicly available other than through a breach of this Agreement, or that is required to be disclosed by any regulatory authority, any authority or legal counsel of the parties hereto, by judicial or administrative process or otherwise by applicable law or regulation.

4. Compensation; Allocation of Costs and Expenses. In full consideration of the provision of the services of the Administrator, the Fund shall reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations, including the Fund’s allocable portion of the costs and expenses of providing personnel and facilities hereunder, except as otherwise provided herein and in that certain Investment Advisory Agreement, by and between the Fund and KKR Registered Advisor LLC (the “Adviser”), as amended from time to time (the “Advisory Agreement”).

Except as specifically provided herein, the Fund anticipates that all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to the Fund, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser.

The Fund will bear all other costs and expenses of the Fund’s operations, administration and transactions, subject to any applicable expense cap and reimbursement limitations, including, but not limited to:

(a)	investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Advisory Agreement;

(b)

the Fund’s allocable portion of compensation, overhead (including rent,] office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under this Agreement, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of Kohlberg Kravis Roberts & Co. L.P. or any of its affiliates; and

(c)	all other expenses of the Fund’s operations, administration and transactions including, without limitation, those relating to:

(i)	organizational and offering expenses (including out-of-pocket expenses, but not overhead or employee costs of the Adviser);

(ii)

outside counsel, accountants, auditors, appraisers, valuation experts, property or asset managers, leasing agents, construction managers, consultants, administrators, custodians, depositories, trustees, transfer agents, dividend disbursing agents and dividend reinvestment plan agents and other similar outside advisors and service providers with respect to the Fund and its investments (including the cost of the valuation, or any fairness opinion relating to, any asset or liability or other transaction of the Fund);

(iii)	the cost of calculating the Fund’s net asset value, including the fees, costs and expenses associated with any third-party appraiser or other valuation expert;

(iv)	the cost of effecting any sales and repurchases of Shares and other securities;

(v)	fees and expenses payable under any distribution and selected dealer agreements, if any;

(vi)

principal, interest on and fees, costs and expenses relating to or arising out of all borrowings made by the Fund and its operating entities, including fees, costs and expenses incurred in connection with the negotiation and establishment of the relevant credit facility, credit support or other relevant arrangements with respect to such borrowings or related to securing the same by mortgage, pledge, or other encumbrance, if applicable;

(vii)

expenses (including the allocable portions of compensation and out-of-pocket expenses such as travel expenses) or an appropriate portion thereof of employees of the Adviser to the extent such expenses relate to attendance at meetings of the Board of Directors or any committees thereof;

(viii)

investment costs, including all fees, costs and expenses incurred in identifying, investigating (and conducting diligence with respect to), evaluating, structuring, consummating, holding, monitoring or selling potential and actual investments, including (A) brokerage commissions, clearing and settlement charges, custodial fees, investment banking fees, bank charges, placement, syndication and solicitation fees, arranger fees, sales commissions and other investment, execution, closing and administrative fees, costs and expenses; (B) any expenses, including travel, entertainment, lodging and meal expenses, incurred by the Adviser, or members of its investment team, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on actual or potential investment opportunities, including any travel-related costs and expenses incurred in connection therewith (including costs and expenses of accommodations and meals, costs and expenses related to attending trade association meetings, conferences or similar meetings for purposes of evaluating actual or potential investments); (C) expenses associated with portfolio and risk management, including hedging transactions and related costs; (D) the organization, operation, administration, restructuring or termination, liquidation, winding up and dissolution of any entities through which the Fund makes investments; and (E) outside counsel, accountants, auditors, consultants, and other similar outside advisors and service providers incurred in connection with designing, implementing and monitoring participation by portfolio investments in compliance and operational “best practices” programs and initiatives;

(ix)

all fees, costs and expenses, if any, incurred by or on behalf of the Fund in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including without limitation any fees and expenses of any legal, financial, accounting, consulting, or other advisors, or lenders, investment banks, and other financing sources in connection with arranging financing for transactions that are not consummated, any travel and accommodation expenses, and any deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, unconsummated transactions;

(x)	fees and expenses associated with the Fund’s marketing efforts, including costs in connection with the Fund’s website and sales and marketing materials;

(xi)	federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies;

(xii)

independent directors’ fees and expenses including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the independent directors;

(xiii)

costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act of 2002 compliance and attestation, costs of preparing and filing reports or other documents with the Securities and Exchange Commission, Financial Industry Regulatory Authority, U.S. Commodity Futures Trading Commission (“CFTC”) and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the Investment Company Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

(xiv)

all fees, costs and expenses associated with the preparation and issuance of the Fund’s periodic reports and related statements (e.g., financial statements and tax returns) and other printing and reporting-related expenses (including other notices and communications) in respect of the Fund and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Fund or the Adviser or its affiliates in connection with such provision of services thereby);

(xv)

the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs) and the costs of any meetings of stockholders of the Fund (collectively, “Stockholders” and each a “Stockholder”) or the Board of Directors;

(xvi)	proxy voting expenses;

(xvii)

costs associated with the Fund’s Shares being listed on a national securities exchange or a sale of all or substantially all of the Fund’s assets to, or a merger or other liquidity transaction with, an entity in which Stockholders receive shares of a publicly traded company which continues to be managed by the Adviser or an affiliate thereof (including any initial public offering in connection therewith);

(xviii)	costs of registration rights granted to certain investors;

(xix)

any taxes, tax-related interest, fees or other governmental charges (including any penalties incurred where the Adviser lacks sufficient information from third parties to file a timely and complete tax return) levied against the Fund or on its income or assets or in connection with its business or operations, including (i) the business or operations of any entities through which the Fund invests and (ii) preparation expenses in connection with such governmental charges (which includes the preparation and filing of any forms, schedules, filings, information or other documents necessary to comply with applicable tax reporting obligations;

(xx)

any audit, examination, investigation or other proceeding by any taxing authority or incurred in connection with any governmental or regulatory inquiry, investigation or proceeding, in each case, involving or otherwise applicable to the Fund, including the amount of any judgments, settlements, remediation or fines paid in connection therewith (excluding for the avoidance of doubt, any expenses with respect to which an indemnitee would not be entitled to indemnification or advancement);

(xxi)

actual or potential litigation or other dispute related to the Fund or any actual or potential portfolio investment (including expenses incurred in connection with the investigation, prosecution, defense, judgment or settlement of litigation) and other extraordinary expenses related to the Fund or actual or potential portfolio investment (including fees, costs and expenses that are classified as extraordinary expenses under generally accepted accounting principles in the United States), excluding for the avoidance of doubt, any expenses with respect to which an Indemnified Party (as defined below) would not be entitled to indemnification or advancement by reason of the limitations set forth in Section 6 hereof;

(xxii)

all fees, costs and expenses associated with procuring, developing, implementing or maintaining information technology, data subscription and license-based services, research publications, materials, equipment and services, computer software or hardware and electronic equipment for the Fund, including in connection with identifying, investigating (and conducting diligence with respect to) or evaluating, structuring, consummating, holding, monitoring, or selling potential and actual investments (including fees, costs and expenses associated with the implementation and operation of an environmental management system), or in connection with obtaining or performing research related to potential or actual investments, industries, sectors, geographies or other relevant market, economic, geopolitical or similar data or trends, including risk analysis software;

(xxiii)	costs associated with individual or group Stockholders;

(xxiv)	fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums;

(xxv)	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying and secretarial and other staff;

(xxvi)	fees, costs and expenses of winding up and liquidating the Fund’s assets;

(xxvii)	extraordinary expenses (such as litigation or indemnification);

(xxviii)

all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings related to the Fund’s activities (including, without limitation, expenses relating to the preparation and filing of reports to be filed with the CFTC, reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Fund engages in activities, including any notices, reports and/or filings required under The Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by an EEA Member state in connection with such Directive, in all cases as amended from time to time and any related regulations, and other regulatory filings, notices or disclosures of the Adviser relating to the Fund and its activities) and/or other regulatory filings, notices or disclosures of the Adviser and its affiliates relating to the Fund and its activities;

(xxix)	costs and expenses (including travel) in connection with the diligence and oversight of the Fund’s service providers;

(xxx)	any activities with respect to protecting the confidential or non-public nature of any information or data; and

(xxxi)	all other expenses incurred by the Adviser or the Administrator in connection with the business or operation of the Fund and its investments.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. The Fund will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on the Fund’s behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by the Fund’s shareholders, subject to any applicable expense cap and reimbursement limitations.

Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.

5. Liability of the Administrator. In the absence of (a) willful misfeasance, bad faith or gross negligence on the part of the Administrator in performance of its obligations and duties hereunder, or (b) reckless disregard by the Administrator of its obligations and duties hereunder, the Administrator and its officers, directors, shareholders, principals, employees or agents of, or any persons who control, are controlled by or are under common control with, the Administrator, and their respective executors, heirs, assigns, successors or other legal representatives (the “Indemnified Parties”) shall not be subject to any liability whatsoever to the Fund, or to any Stockholder for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services hereunder including, without limitation, for any losses that may be sustained in connection with the purchase, holding, redemption or sale of any investment on behalf of the Fund.

6. Indemnification.

(a) To the fullest extent permitted by law, the Fund shall, subject to Section 6(c) of this Agreement, indemnify the Indemnified Parties against, and hold them harmless from, all losses, claims, damages, liabilities, costs and expenses arising by reason of being or having been Administrator to the Fund, or the past or present performance of services to the Fund in accordance with this Agreement by the Indemnified Party, except to the extent that the loss, claim, damage, liability, cost or expense has been finally determined in a judicial decision on the merits from which no further appeal may be taken in any action, suit, investigation or other proceeding to have been incurred or suffered by the Indemnified Party by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Indemnified Party’s office. These losses, claims, damages, liabilities, costs and expenses include, but are not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and counsel fees and expenses, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which the Indemnified Party may be or may have been involved as a party or otherwise, or with which such Indemnified Party may be or may have been threatened, while in office or thereafter. The rights of indemnification provided under this Section 6 are not to be construed so as to provide for indemnification of an Indemnified Party for any liability (including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 6.

(b) Expenses, including counsel fees and expenses, incurred by any Indemnified Party (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties) may be paid from time to time by the Fund in advance of the final disposition of any action, suit, investigation or other proceeding upon receipt of an undertaking by or on behalf of the Indemnified Party to repay to the Fund amounts paid if a determination is made that indemnification of the expenses is not authorized under Section 6(a) of this Agreement, so long as (i) the Indemnified Party provides security for the undertaking; (ii) the Fund is insured by or on behalf of the Indemnified Party against losses arising by reason of the Indemnified Party’s failure to fulfill his, her or its undertaking, or (iii) a quorum of the Independent Directors (excluding any director who is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses under this Agreement), or independent legal counsel, in a written opinion, determines, based on a review of facts readily available to the Fund at the time the advance is proposed to be made, that there is reason to believe that the Indemnified Party will ultimately be found to be entitled to indemnification.

(c) As to the disposition of any action, suit, investigation or other proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding has been brought, that an Indemnified Party is liable to the Fund or its Stockholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Indemnified Party’s office, indemnification shall be provided in accordance with Section 6(a) of this Agreement if: (i) approved as in the best interests of the Fund by a majority of the Independent Directors (excluding any Director who is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification under this Agreement) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that the Indemnified Party acted in good faith and in the reasonable belief that the actions were in the best interests of the Fund and that the Indemnified Party is not liable to the Fund or its Stockholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Indemnified Party’s office or (ii) the Board of Directors secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that indemnification would not protect the Indemnified Party against any liability to the Fund or its Stockholders to which the Indemnified Party would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Indemnified Party’s office.

(d) Any indemnification or advancement of expenses made in accordance with this Section 6 shall not prevent the recovery from any Indemnified Party of any amount if the Indemnified Party subsequently is determined in a final judicial decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to the indemnification or advancement of expenses to be liable to the Fund or its Stockholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Indemnified Party’s office. In any suit brought by an Indemnified Party to enforce a right to indemnification under this Section 6 it shall be a defense that, and in any suit in the name of the Fund to recover any indemnification or advancement of expenses made in accordance with this Section 6 the Fund shall be entitled to recover the expenses upon a final adjudication from which no further right of appeal may be taken that, the Indemnified Party has not met the applicable standard of conduct described in this Section 6. In any suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made in accordance with this Section 6, the burden of proving that the Indemnified Party is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 6 shall be on the Fund (or on any Stockholder acting derivatively or otherwise on behalf of the Fund or its Stockholders).

(e) An Indemnified Party may not satisfy any right of indemnification or advancement of expenses granted in this Section 6 or to which he, she or it may otherwise be entitled except out of the assets of the Fund, and no Stockholder shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

(f) The rights of indemnification provided in this Section 6 shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 6 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of the Administrator or any Indemnified Party.

7. Activities of the Administrator. The services of the Administrator to the Fund are not to be deemed to be exclusive, and the Administrator and each affiliate is free to render services to others. It is understood that directors, officers, employees and shareholders of the Fund are or may become interested in the Administrator and its affiliates, as directors, officers, members, managers, employees, partners, shareholders or otherwise, and that the Administrator and directors, officers, members, managers, employees, partners and shareholders of the Administrator and its affiliates are or may become similarly interested in the Fund as shareholders or otherwise.

8. Duration and Termination. This Agreement will become effective as of the date first written above and will continue for an initial two-year term and will continue thereafter so long as such continuance is specifically approved at least annually (a) by the vote of a majority of the Directors who are not parties to this Agreement or “interested persons” of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Board of Directors or by vote of a majority of the outstanding voting securities of the Fund. This Agreement may be terminated by the Fund at any time, without the payment of any penalty, by vote of a majority of the entire Board of Directors or by vote of a majority of the outstanding voting securities of the Fund on 60 days’ written notice to the Administrator. This Agreement may be terminated by the Administrator at any time, without the payment of any penalty, upon 90 days’ written notice to the Fund. This Agreement will automatically and immediately terminate in the event of its “assignment.”

9. Amendments of this Agreement. This Agreement may be amended pursuant to a written instrument by mutual consent of the parties.

10. Governing Law. This Agreement shall be governed, construed and interpreted in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Investment Company Act.

11. Entire Agreement. This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

12. Notices. Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first written above.

KKR FUND ADMINISTRATION LLC		KKR REAL ESTATE SELECT TRUST INC.

By:		By:
	Name: Title:		Name: Title: